

Leading the Market
SEIZING THE OPPORTUNITY

HickoryTech Corp

2002 REVIEW

Contents

HickoryTech

Company Overview

HickoryTech is a diversified communications company headquartered in Mankato, Minnesota. Established in 1898 as a local telephone exchange business, HickoryTech has grown to become the largest incumbent telephone provider headquartered in the state of Minnesota and the 29th largest telephone company in the United States. The company's operations in Minnesota and Iowa employed nearly 500 people and generated $106.6 million in revenue in 2002. In addition to local phone service, HickoryTech's Telecom Sector provides wireless communications, long distance and high-speed Internet access. The company also develops and sells billing/ data processing software through its Information Solutions Sector and designs and sells business telecommunications systems through its Enterprise Solutions Sector.

Moving Forward

FINANCIAL OVERVIEW

Customer Base Growth
in thousands of customers



200k
150k
100k
50k
DSL
Internet
CLEC
Wireless
Long Distance
ILEC
1996
1997
1998
1999
2000
2001
2002

Total Debt Reduction
long term & current debt, in millions



Q3-2001
Q4-2001
Q1-2002
Q2-2002
Q3-2002
Q4-2002
$150
$155
$160
$165
$170
$175

dollars in thousands except per share amounts

For The Year	2002	% Change	2001	% Change	2000
Consolidated Revenues	**$106,587**	*-1.7*	**$108,478**	*6.0*	**$102,303**
Cost of Sales	10,638	*-21.6*	13,562	*8.4*	12,510
Operating Expenses, excluding Asset Impairments, Depreciation and Amortization	57,149	*5.3*	54,249	*2.0*	53,182
Depreciation and Amortization	17,789	*7.0*	16,626	*18.1*	14,083
Operating Income/Loss, Excluding Asset Impairment	**$21,011**	*-12.6*	**$24,041**	*6.7*	**$22,528**
Asset Impairment	41,951	-	-	-	-
Operating Income/Loss	**-$20,940**	*-187.1*	**$24,041**	*6.7*	**$22,528**
Consolidated Net Income/Loss	**-$16,627**	*-290.3*	**$8,738**	*13.4*	**$7,705**
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) [a]	**-$3,151**	*-107.7*	**$40,667**	*11.1*	**$36,611**
Per Share					
Market Price of Stock at End of Year	$9.53	*-43.8*	$16.95	*-17.3*	$20.50
Earnings Per Average Share Fully Diluted As Reported	-1.19	*-291.9*	0.62	*12.7*	0.55
At Year End					
Property, Plant and Equipment, Net	$136,274	*0.5*	$135,644	*16.2*	$116,690
Total Debt, Long-Term and Current	159,040	*-6.9*	170,901	*15.0*	148,650
Total Assets	240,211	*-15.2*	283,292	*10.9*	255,487
Other Data					
Total Customer Units [b]	155,809	*10.3*	141,253	*7.3*	131,596
Shares Outstanding at Year End	13,983,929	*0.3*	13,935,308	*0.4*	13,878,568

(a) EBITDA represents operating income plus depreciation and amortization expense. EBITDA, which is not a measure of financial performance or liquidity under generally accepted accounting principles, is provided because HickoryTech believes that EBITDA is a useful supplement to operating income and other income statement data in understanding HickoryTech's ability to service and/or incur indebtedness and is useful in measuring the performance and relative value of HickoryTech's business. Because of the variety of methods used by companies and analysts to calculate EBITDA, and the fact that EBITDA calculations may not accurately measure a company's profitability or its ability to meet debt service requirement, caution should be used in relying on any EBITDA presentation.

(b) Total Customer Units includes access lines, wireless customers, internet customers and long distance customers, but excludes DSL lines.

Leading the Market

LETTER FROM THE CHAIRMAN



> This past year marked HickoryTech Corporation's 105th year of operation and was one of the most challenging years in our history. We worked hard to achieve 2002's operating results in the midst of an economic downturn and while experiencing a transition in the company's leadership.

Bob Alton publicly announced his retirement as Chairman, President and Chief Executive Officer of HickoryTech at the Annual Shareholders' Meeting in April of 2002. At that time the Board designated a search committee to find his replacement. The search was successful and we were pleased to welcome John Duffy as the tenth President and Chief Executive Officer to serve at HickoryTech.

On behalf of the shareholders and employees of the company, I would like to thank Bob Alton for his ten years of service to HickoryTech. Under his leadership, HickoryTech has been transformed from a traditional telephone company into an integrated communications provider serving customers in both Minnesota and Iowa. We look forward to his continued contributions as an active member of the Board of Directors.

John E. Duffy joined HickoryTech as President and CEO after a successful 29 years at Verizon Communications, where he served in numerous executive and leadership roles. Since joining HickoryTech in July of 2002, John has worked diligently with the Executive Team and the Board of Directors to fortify the strategic direction of the company. Drawing on his sales and marketing expertise, John has put plans in place that emphasize the retention of our existing customer base, the profitable acquisition of new customers and the generation of cash flows for the business. It is a pleasure to welcome John Duffy to the HickoryTech family.

As we look forward to 2003, the Board of Directors, management and employees of HickoryTech are excited to give life to our strategies by leading the market and focusing on customer solutions. Although the marketplace is as tough as ever, we will continue to roll-up our sleeves and create our own future. With unwavering commitment, we venture into the new year focused on executing our strategies and delivering results.

Myrita P. Craig

Myrita P. Craig, *Chairman*



Seizing the Opportunity

LETTER FROM THE PRESIDENT

> The telecommunications industry has experienced a significant amount of change in the last few years. In fact, it seems the only constant that exists in the industry is change. Yet, through all of the change, HickoryTech is optimistic. Optimistic because change brings about another constant – opportunity.

In 2002, HickoryTech was able to skillfully maneuver through significant changes in telecommunications regulation and technology, as well as the economy and competition. Through these tremendous changes within the industry, HickoryTech continues to be a successful business that is driven to meet its customers' changing needs while maximizing the return for its shareholders.

HickoryTech's model for success is focused on providing solutions of value to our customers.

The company's three business Sectors - Telecom, Information Solutions and Enterprise Solutions - have put management performance measurements in place that allow for a vigorous partnership between the customer and the company. In addition, the strong leadership of each Sector has a committed, loyal employee base that is motivated by high standards and excellent results. Our shared values allow us the opportunity to establish and maintain the loyalty of our customers by taking end-to-end responsibility for their service.

HickoryTech's market segmentation, and the strategies that complement them, will optimize the current opportunities in the business, balancing our capital investments with the maximization of cash flow. The tactics that drive HickoryTech's strategies emphasize the retention and growth of existing customers, while profitably acquiring new customers. The disciplined execution of these tactics will drive continuous improvement, create customer value and mitigate risk, with the ultimate objective of superior financial performance.

The investments that were made by HickoryTech in the last five years have been centered on the customer. Our current marketing campaign, *One Source Communications*, tells it all. HickoryTech is focused on being a full-service communications provider to all of its customers. Whether the customer desires wireline, wireless, long distance, Internet, high-speed data, communications equipment, management systems or some combination, we can provide a solution of value that suits any need.

The overall business fundamentals of HickoryTech are very sound. The company is focused on its vision to be the leading provider of communication solutions throughout the markets we serve. We are committed to providing solutions of value that satisfy our customers' communications needs and to winning customer loyalty. These efforts will give us the leading edge in the marketplace and drive shareholder value.

The Board of Directors, management and employees of HickoryTech are pleased with the progress of the company. Although we may look back with pride at our accomplishments, the employees of HickoryTech are always looking toward the future and the great opportunities that it holds.

Recent Company Changes

Some changes were made during 2002 to ensure HickoryTech's success in the future. Internally, we consolidated the operations of the Telephone, Wireless and Communications Services Divisions into a single reporting structure. This change gives distinct responsibility for the entire customer value chain to one organization, the Telecom Sector. As the company continues to integrate its products and services in the future, this organizational change will help ease the transition.

Financial difficulties with a network partner caused HickoryTech to re-evaluate the future of one of its start-up businesses, wireless broadband, in 2002. After additional analysis, the company made an operational decision to exit this business based on two factors: first, in order to maximize the speed, reliability and quality of service, HickoryTech must deliver broadband service through a wireline to ensure a solution of value to our customer. The second reason is focus. The financial impact of this decision was minimal, a $316,000 pre-tax charge, and was recognized as a non-cash asset-impairment charge in the fourth quarter.

In the fourth quarter of 2002, in accordance with Statement of Financial Accounting Standard (SFAS) 142, *Goodwill and Other Intangible Assets*, HickoryTech performed the annual assessment of the fair value of its goodwill and FCC licenses. In the case of HickoryTech's FCC licenses, the company determined that the fair value of the wireless licenses was lower than the carrying value. Consequently, HickoryTech recorded a $41.6 million pre-tax, non-cash asset impairment charge against its wireless licenses during the fourth quarter.

Although these non-cash asset impairment charges have no effect on the cash flow of the business or future financial results, the assessment had an effect on the 2002 financial results reported under Generally Accepted Accounting Principles (GAAP).

Operating Results and Outlook

Non-cash asset impairment charges and telecommunications long distance carrier bankruptcy charges had a significant impact on the financial results of HickoryTech in 2002. When you look closely at our business fundamentals, it is very clear that HickoryTech is financially healthy.

Telecom Sector revenues grew 3 percent to $86.6 million, compared with $84.0 million for the full-year 2001. HickoryTech's consolidated revenue declined 1.7 percent during 2002 to $106.6 million, compared with $108.5 million in 2001. Excluding revenue of $0.8 million related to the Amana Colonies Telephone Company, which was sold in 2001, consolidated revenues declined one percent from 2001. This decline was primarily the result of reduced roaming revenue from other wireless carriers and continued economic strains in our Enterprise Solutions Sector, offset by stronger results in the ILEC and CLEC business lines.

Operating expenses were adversely affected in 2002 by additional bad debt expense associated with the bankruptcy of certain long distance carriers. These carriers' problems resulted in $1.3 million more bad debt expense in 2002 than was recorded in 2001.

Excluding the non-cash asset impairment charges detailed previously, the company would have posted operating income of $21.0 million, a 12.6 percent decrease from 2001. Including the asset impairment charges, HickoryTech reported an operating loss of $20.9 million in 2002, compared with operating income of $24.0 million in 2001.

Excluding the non-cash asset impairment charges, HickoryTech would have reported earnings before interest, taxes, depreciation and amortization (EBITDA) of $38.8 million for the full-year 2002, a 4.6 percent decrease from $40.7 million in 2001. Including the non-cash asset impairment charges, the company reported negative EBITDA of $3.2 million in 2002.

Excluding the non-cash asset impairment charges, Telecom Sector EBITDA would have been $40.1 million in 2002, a 6.2 percent increase over $37.7 million in 2001. Including the asset impairment charges, the Telecom Sector realized negative EBITDA of $1.9 million in 2002.

Net income, again excluding asset impairment charges, would have been $8.1 million in 2002. When including the asset impairment charges, HickoryTech reported a net loss of $16.6 million in 2002, compared with net income of $8.7 million in 2001.

In Closing...

In 2002, HickoryTech focused on generating a return on the investments the company had already made. To this end, the company posted strong customer gains during 2002, growing the total customer base by more than 10 percent to 155,809. Some of the key growth areas included DSL (2,120 customer additions, a 115 percent increase during the year), competitive telephone (CLEC) (2,411 customer additions, a 21 percent increase during the year) and long distance (11,325 customer additions, an outstanding 47 percent increase during the year).

Customer growth came largely from markets where HickoryTech already has infrastructure, thus minimizing capital expenditures and maximizing profit. In 2002, HickoryTech only spent $16.7 million in capital expenditures, nearly half of the amount that was spent in 2001. The reduced capital burden allowed HickoryTech to focus on reducing the debt. The debt was reduced by $12 million in 2002, ending the year with $159 million in total debt. It is our objective to continue using positive free cash flow to repay debt in 2003.

The following report highlights some of the key accomplishments of HickoryTech in 2002, but as we move into 2003, we will continue to skillfully maneuver though the changes and opportunities within the telecommunications industry. HickoryTech will remain focused on retaining and growing our existing customers, profitably acquiring new customers, balancing investments and expenditures and exceeding our goal of producing returns for you, our shareholders. Many opportunities are on the horizon and HickoryTech is driven to seize them.

John E. Duffy

John E. Duffy, *President & CEO*

Telecom Sector

OVERVIEW



MINNESOTA
IOWA

> Beginning in 2002, HickoryTech consolidated the business segments of Telephone, Communications Services and Wireless Services into a single segment referred to as the Telecom Sector. This change reflects the integration of HickoryTech's management, sales, service and support functions in each of these three areas. As a group, the Telecom Sector provides wireline telephone service, wireless telephone services, long distance, dial-up Internet access, high-speed Internet access (DSL) as well as operating fiber-optic cable facilities.

Incumbent Local Exchange Carrier (ILEC) Operations
Through three separate operating subsidiaries HickoryTech provides local telephone service, long distance, DSL and Internet to 23 communities in Minnesota and Iowa. With 65,355 access lines, this is HickoryTech's largest line of business.

Competitive Local Exchange Carrier (CLEC) Operations
With the advent of the Telecommunications Act of 1996, HickoryTech has edged-out its local telephone service, long distance, DSL and Internet territory to include eight rural communities in Minnesota and six rural communities in Iowa. As one of the highest growth areas of the company, HickoryTech continues to expand this line of business from the current base of 13,984 access lines.

Wireless Operations: Cellular PCS
HickoryTech owns and operates two cellular serving territories and two personal communications services (PCS) serving territories in southern Minnesota, which cover a population of approximately 700,000 people. At the end of 2002, the company had 26,484 customers in this line of business.

Telecom Sector

SELECTED FINANCIAL & OPERATING DATA

Capital Expenditures
in millions of $



30
25
20
15
10
5
0
2001
2002

Total Revenue
in millions of $



100
90
80
70
60
50
40
30
20
10
0
2001
2002

Earnings (EBITDA)[a c]
excluding asset impairment
in millions of $



50
45
40
35
30
25
20
15
10
5
0
2001
2002

dollars in thousands – for the years ending Dec. 31

TELECOM SECTOR RESULTS	2002	2001
Revenues Before Intersegment Eliminations		
Telephone	$56,804	$55,441
Communications Services	14,578	11,197
Wireless	15,449	17,655
Total Telecom Revenues Before Intersegment Eliminations	**86,831**	**84,293**
Operating Expenses, Excluding Asset Impairment, Depreciation and Amortization	$46,764	$46,568
Depreciation and Amortization	14,906	14,899
Operating Income/Loss, Excluding Asset Impairment	25,161	22,826
Asset Impairment	41,951	-
Operating Income/Loss	-16,790	22,826
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)[a]	-1,884	37,725
Capital Expenditures	13,893	31,132

Telecom Sector

TELEPHONE SERVICES

> HickoryTech's core Telephone services, which provide local telephone service, Internet, high-speed data and long distance service as an Incumbent Local Exchange Carrier (ILEC) to 23 communities in Minnesota and Iowa, had a successful year in 2002. While total access lines dropped slightly, to 65,355, the company was able to grow revenue by 2.5 percent. The growth in revenue was the result of higher local service revenue from customers and higher network access revenue, emanating from additional minutes of use on the network.

HickoryTech will focus on expanding vertical service penetrations (such as Caller ID, call waiting and Digital Subscriber Line (DSL) services) during 2003, which will continue to drive revenue growth.

for the years ending Dec. 31 – dollars in thousands

Telephone Services Revenues	2002	2001
Local Access	$15,137	$14,498
Network Access	32,377	31,442
Intersegment	274	274
Other	9,016	9,227
Total Revenues	**56,804**	**55,441**

ILEC Penetration Rates	%	Count
Call Waiting	19.8%	12,955
Caller Identification	25.6%	16,695
Voicemail	11.6%	7,610
Wireline Maintenance	34.0%	22,211
Second Lines	9.9%	6,450

Bundled Product Offerings

HickoryTech customers can now have a solution of value and save up to 25 percent by selecting a service package over individual services, while enjoying one-source billing.

Delivering on the promise of being a full-service, integrated communications provider, HickoryTech launched a new line of bundled product offerings during the third quarter of 2002. These bundles give customers the option to combine wireline telephone, wireless telephone, long distance, Internet and high-speed data services. This offering differentiates HickoryTech and gives a distinct competitive advantage in the markets it serves while offering the value and convenience of flat-rate pricing for customers.

As the leading full-service communications provider in Minnesota and Iowa, HickoryTech will continue to be innovative and offer unique, value-added solutions to its customers. Look for HickoryTech to roll-out new bundled product offerings in 2003 and beyond.

Connect Basic *$55.00 per month*
60 minutes nationwide long distance
8.9¢ per minute long distance
Mega Zone wireless
Local telephone service
Voice Mail
Call Forwarding

Connect Deluxe *$99.00 per month*
130 minutes nationwide long distance
8.9¢ per minute long distance
Mega Zone 130 wireless
Local telephone service
Voice Mail
Call Forwarding
Enhanced Dial-Up Internet

Connect Premium *$116.00 per month*
130 minutes nationwide long distance
8.9¢ per minute long distance
Mega Zone 130 wireless
Local telephone service
Voice Mail
Call Forwarding
DSL and Internet Access

Telecom Sector

NETWORK SERVICES



Video-Data Sites
Data Only Sites
SIBLEY
Arlington
Gaylord
Winthrop
Gibbon
Henderson
LeSUEUR
Le Sueur
Montgomery
RICE
NICOLLET
Le Center
New Ulm
Nicollet
St. Peter
Cleveland
Waterville
Sleepy Eye
Springfield
North Mankato
BROWN
Hanska
BLUE EARTH
Mankato
Janesville
STEELE
Lake Crystal
St. Clair
Waseca
Owatonna
WATONWAN
Madelia
Good Thunder
St. James
New Richland
Butterfield
Amboy
Mapleton
WASECA
Minnesota Lake
Truman
FREEBORN
Trimont
Winnebago
Wells
Granada
FARIBAULT
Sherburn
Fairmont
Blue Earth
Alden
MARTIN



Project SOCRATES Contract Awarded

Early in 2002, HickoryTech was awarded a four-year contract to provide a regional high-speed wide area network to 73 schools and libraries in south central Minnesota served by the Project SOCRATES (South Central Regional Area Telecommunications Systems) distance-learning network. Project SOCRATES was created by the State of Minnesota in 1996 to equip smaller learning institutions with data and video connectivity that allows for innovative instruction techniques and educational experiences for students and teachers.

Under the contract, which will total more than $4 million over the next three years, HickoryTech is responsible for furnishing and maintaining telecommunications infrastructure that provides schools and libraries in the 12-county south central Minnesota region with Internet and interactive television services, enabling enhanced distance-learning and library-research opportunities.

Thirty-eight percent of Project SOCRATES utilizes HickoryTech's existing network, while the remaining needs are managed and met by HickoryTech through contracts with other carriers. A combination of Internet Protocol (IP) and Frame Relay, dependant on the needs of the customer, are utilized to transport the data.

Telecom Sector

COMMUNICATIONS SERVICES

> At the end of 2002, HickoryTech provided competitive voice telephone service to 13,984 customers in eight communities in Minnesota and six communities in Iowa. The passage of the 1996 Telecommunications Act created an opportunity for the company to offer communications services in communities served by other telephone companies. HickoryTech's operations as a competitive local exchange carrier (CLEC) began in 1998. As opposed to the typical CLEC business model, HickoryTech employs an overbuild strategy - where it builds a new telecommunications network in the communities in which it chooses to compete. The company has chosen this delivery method in order to:

- Ensure the highest quality service to its customer base.
- Ultimately, lower operating costs.
- Provide for additional services not available on the incumbent's network.

dollars in thousands for the years ending Dec. 31

Communications Services Revenues	**2002**	**2001**
Long Distance	$4,018	$3,796
Local Service	3,063	2,287
Internet	3,563	3,066
Other	3,934	2,048
Total Revenues	**14,578**	**11,197**



Expanding Communities

During 2000 and 2001, HickoryTech overbuilt four communities that were adjacent to existing service areas: St. Peter, Waseca and Faribault, Minnesota, and Waukee, Iowa. To measure the potential customer base in its CLEC overbuild territories, HickoryTech reports the number of "establishments passed" by its network. At the end of the year 2002, HickoryTech had penetrated nearly 40 percent of the establishments that were passed by its network, leaving more than 11,000 establishments available for future growth. By focusing its sales efforts on the remaining unsold "inventory," HickoryTech will limit capital expenditures and maximize the business' profitability.




Faribault

Telecom Sector

INTERNET & LONG DISTANCE SERVICES



Internet Customer Count
20,000
17,500
15,000
12,500
10,000
7500
5000
2500
Dial-Up
CLEC DSL
ILEC DSL
1998
1999
2000
2001
2002

Internet

HickoryTech has focused on Internet access and high-speed data solutions since 1998. Since then the company has built a business that has nearly 4,000 Digital Subscriber Line (DSL) customers and 14,000 dial-up Internet customers. In an effort to continue that growth, with an emphasis on high-speed DSL solutions, HickoryTech deployed the equipment to bring DSL to eight additional communities in its ILEC service territory in 2002.

At the end of the year more than 80 percent of HickoryTech's wireline customer base (including both ILEC and CLEC) had access to DSL service and more than five percent of the company's customers subscribed to DSL. By expanding the availability of high-speed Internet access, the company is able to differentiate and offer more homes and businesses in its service area the tools they need to fully leverage the opportunities the digital age provides.

On January 1, 2003, HickoryTech launched a new line of DSL service that is targeted as a customer entry vehicle to broadband, called DSL Lite. Priced at $29.90 per month, DSL Lite offers the customer an always-on connection to the Internet with download speeds of 256k. This service was introduced as a lower-priced alternative to dial-up, with two objectives: garnering new customers and migrating existing dial-up Internet customers to broadband.

Long Distance

HickoryTech's long distance product continued to experience tremendous growth in 2002. During the year, the company's customer base grew by more than 45 percent, resulting in a total of 35,566 customers. Utilizing simplified, flat-rate calling plans, HickoryTech Long Distance now services 45 percent of HickoryTech's wireline customer base.



Long Distance Customer Count
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5000
1998
1999
2000
2001
2002

Telecom Sector

WIRELESS SERVICES

> In its continuing effort to provide the best wireless service for the residents and businesses of southern Minnesota, HickoryTech Wireless began promoting four new, simplified calling plans in the second quarter of 2002. These plans were developed to counter increased competitive pressure from national providers by focusing on the specific needs and usage patterns of people in HickoryTech's targeted service area, specifically addressing what is known as the "local, mobile niche."

As one of the region's preeminent wireless providers, HickoryTech's new plans quickly took hold and garnered more than 4,000 new customer additions during the year. Focused retention efforts, including customer mailings and special offers, helped hold monthly churn at slightly above two percent, below the industry average.

Looking into 2003, HickoryTech Wireless will build off the momentum created in the second half of 2002 and continue growing its local mobile customer base. In addition, the company will utilize uniquely packaged service offerings, that include HickoryTech's wireless service, to increase customer retention and grow average revenue per user.

dollars in thousands – for the years ending Dec. 31

Wireless Services Revenue	2002	2001
Service	$9,880	$10,531
Home Roaming	942	740
Roaming	4,627	6,384
Total Revenues	**15,449**	**17,655**

Wireless Customer Count



30,000
25,000
20,000
15,000
10,000
5000
1998
1999
2000
2001
2002



How do YOU use Wireless?
Look what's N
for the New Ye
Mega Zone 30
Unlimited Calling
were you need it most
30 Minutes
nationwide roaming
$39.95 per month
Includes:
• FREE Activation
• $75.00 Service Agreement Discount
• 3 Pack of Nokia Accessories (Belt clip, car charger, and ear bud)
Talk-n-Go Phone
Unlimited Calling
made easy with
No credit check, no contra
and one flat rate
$29.95 per month
Includes:
• FREE Activation
• FREE Month of Service
Talk-n-Go phone
Digital Simplicity
Toll Free nationwide calling
Multi-State Home Area
including Mpls Metro
First Incoming Minute FREE
Starting at:
$34.95 per month
Includes:
• FREE Activation
• $75.00 Service Agreement Discount
• 3 Pack of Nokia Accessories (Belt clip, car charger, and ear bud)
• 2500 Night and weekend minutes, Free for 3 months ($5/mo. to continue this feature)
Super Saver
Low cost security
Nationwide Minutes
No geographic restrictions
$12.95 per month
Includes:
• $25.00 Service Agreement Discount
• 3 Pack of Nokia Accessories (Belt clip, car charger, and ear bud)
• FREE Activation
HickoryTech™

Information Solutions Sector

OVERVIEW

> HickoryTech's Information Solutions Division made significant headway with its product offering, SuiteSolution™, during 2002. Internally, SuiteSolution was put into full production in HickoryTech's CLEC business in the second quarter, the first phase of a plan that will allow HickoryTech to manage all of its products and services on a single billing and customer management platform. Subsequent phases of the project involve converting HickoryTech's wireless (second quarter of 2003) and ILEC (2004 – 2005) operations to SuiteSolution.

There are four main components of SuiteSolution: A web-based Customer Relationship Management module, a Work Flow Manager module, a Back Office Management module and a directory application with proven wireline and wireless billing engines. This approach allows HickoryTech to preserve the investment made in its billing systems while enhancing the tools used to communicate with subscribers.



Although HickoryTech Information Solutions has been focused on serving its internal client, it was still able to generate external sales to customers such as Advanced TelCom Group, Inc. from Santa Rosa, California and Concho Cellular Telephone Company of Kerrville, Texas. External client sales in 2003 and beyond will come primarily from the sale of the SuiteSolution platform and an enhanced Carrier Access Billing Services (CABS) engine.

dollars in thousands – for the years ending Dec. 31

SECTOR RESULTS	**2002**	**2001**
Revenues Before Intersegment Eliminations		
Unaffiliated Customers	$4,249	$4,085
Intersegment	3,962	5,022
Total Before Intersegment Eliminations	**8,211**	**9,107**
Operating Expenses, excluding Depr. and Amort.	8,289	7,570
Depreciation and Amortization	2,403	1,129
Operating Income/Loss	-2,481	408
Earnings/Loss Before Interest, Taxes, Depreciation and Amortization (EBITDA) [a]	-78	1,537
Capital Expenditures	2,472	1,347

HickoryTech
SuiteSolution™


Profile
Billing Point
Name:
Business Name
HickoryTech Retail Office - Waseca
First Name
John
Last Name
Doe
Address:
Foreign Address
Street
City
Waseca
State
MN
Zip
County
Country
USA
Subscription
Contact Information:
Home Phone
Work Phone
Fax
Email

Enterprise Solutions Sector

OVERVIEW

> As one of the premier providers of telephone and data equipment in the Twin Cities metropolitan area, Enterprise Solutions is a key asset to HickoryTech's overall business strategy. With expertise in voice and data networking, including Internet Protocol (IP) applications, this sector also supports many of HickoryTech's large business customers in the ILEC and CLEC service areas. In addition, Enterprise Solutions' expertise gives HickoryTech a distinct advantage over competitors when approaching new ILEC and CLEC customers.

The Enterprise Solutions Sector began to feel the effects of the economic downturn in 2002, posting revenue that was lower in 2002 than 2001. These results reflect the economic strains that continue to affect the communications equipment sector. In a testament to this business's ability to react to market conditions, Enterprise Solutions maintained a gross margin of nearly 33 percent during the year.



dollars in thousands – for the years ending Dec. 31

ENTERPRISE SOLUTIONS SECTOR	2002	2001
Revenues Before Intersegment Eliminations		
Installation	$7,970	$11,227
Service	7,811	9,147
Total Before Intersegment Eliminations	**15,781**	**20,374**
Cost of Sales	10,638	13,562
Operating Expenses, excluding Depreciation and Amortization	4,892	5,113
Depreciation and Amortization	263	359
Total Costs and Expenses	15,793	19,034
Operating Income/Loss	-12	1,340
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) [a]	251	1,699
Capital Expenditures	95	213

Enterprise Solutions Sector

SECTOR HIGHLIGHT

Star Tribune ©2003



Best Buy Selects HickoryTech for New Corporate Campus

HickoryTech announced in the third quarter of 2002 that Best Buy had selected HickoryTech's Enterprise Solutions Division to provide the telecommunications system for Best Buy's new corporate campus in Richfield, Minnesota. The deployment, which will be completed early in 2003, is believed to have been one of the largest single-campus telecommunications system installations in the United States in 2002.

Best Buy, the number one retailer of consumer electronics, personal computers, entertainment software and appliances in North America, built the new 43 acre campus to house its corporate headquarters. The campus includes four buildings totaling 1.5 million square feet of office space, designed for a maximum of 7,500 employees.

The telecommunications system was supplied by Nortel Networks Succession Enterprise Solutions and includes a Meridian Internet Protocol (IP)-enabled PBX (Private Branch Exchange), which allows various Best Buy departments to utilize applications specific to their needs. Under the contract, HickoryTech Enterprise Solutions is responsible for furnishing and installing the state-of-the-art voice telecommunications system as well as all future on-site upgrades and maintenance.

Leadership

BOARD OF DIRECTORS & OFFICERS

BOARD OF DIRECTORS

HickoryTech's Board of Directors provides a broad perspective of the marketplace, representing the areas of telecommunications, manufacturing, service, retail and business consultation.




Robert D. Alton, Jr.
Retired Chairman, President and Chief Executive Officer
HickoryTech

Lyle T. Bosacker
Management Consultant and President
CEO Advisors, Inc. (Information Systems Planning)




Myrita P. Craig, Chairman
Chief Executive Officer
Sapientia Consulting Inc. (Management Consulting)

John E. Duffy
President and Chief Executive Officer
HickoryTech




Robert K. Else
President
El Microcircuits (Manufacturing)

James H. Holdrege
Retired General Manager and Chief Operating Officer
Electric Machinery Company (Manufacturing)




Lyle G. Jacobson
President and Chief Executive Officer
Katolight Corporation (Manufacturing)

R.Wynn Kearney, Jr.
Orthopaedic Surgeon
Orthopaedic & Fracture Clinic, P.A. of Mankato (Health Care)




Starr J. Kirklin
Retired President
U.S. Bank Mankato (Banking)

Robert E. Switz
Executive Vice President and Chief Financial Officer
ADC Telecommunications, Inc. (Telecommunications)

OFFICERS

Jon L. Anderson
Vice President

David A. Christensen
Vice President, Chief Financial Officer, Treasurer and Secretary

John W. Finke
Vice President

Mary T. Jacobs
Vice President

F. Ernest Lombard
Vice President

Lane C. Nordquist
Vice President

CONTACT INFORMATION

Corporate Headquarters:
221 East Hickory Street
Mankato,MN

Mailing Address:
P.O. Box 3248
Mankato, MN 56002-3248

Telephone:
507-387-1151
800-326-5789
FAX:507-625-9191

Stock Summary

INFORMATION FOR SHAREHOLDERS

COMMON STOCK PRICES

Quarterly market price information for three years ended 2002 is as follows:

Year	Qtr.	High	Low	Qtr. End
2002	**4th**	**$13.3400**	**$ 8.3900**	**$ 9.5300***
	3rd	**16.0500**	**11.2100**	**13.2500***
	2nd	**17.7990**	**12.7500**	**15.0000***
	1st	**17.8500**	**13.1400**	**16.2700***
2001	4th	$19.0000	$14.8000	$16.9500*
	3rd	18.4000	14.5100	16.3000*
	2nd	16.0000	13.5000	16.0000*
	1st	20.8125	12.1875	14.8750*
2000	4th	$23.0000	$18.3750	$20.5000*
	3rd	22.2500	13.7500	22.2500*
	2nd	15.5000	11.9375	12.1875*
	1st	15.0000	12.9375	14.0000*

* Price is high and low closing price of the common stock.

COMMON STOCK DIVIDENDS

	2002	2001	2000
First Quarter	.11	.11	.11
Second Quarter	.11	.11	.11
Third Quarter	.11	.11	.11
Fourth Quarter	.11	.11	.11

Year 2003 Dividend Schedule

Declaration Date	Record Date	Payable Date
Feb. 5, 2003	Feb. 15, 2003	March 5, 2003
March 27, 2003	May 15, 2003	June 5, 2003
June 26, 2003	Aug. 15, 2003	Sept. 5, 2003
Oct. 30, 2003	Nov. 15, 2003	Dec. 5, 2003

WEBSITE

The HickoryTech home page address is:
http://www.hickorytech.com

NASDAQ LISTING

HickoryTech's common stock is listed on the Nasdaq Stock Market under the ticker symbol HTCO. Typical newspaper listings are "HickryTch" or "Hickory".

TRANSFER AGENT, RESGISTRAR AND DIVIDEND DISBURSING AGENT

Wells Fargo Bank Minnesota, N.A., Shareowner Relations, P.O. Box 64853, St. Paul, MN 55164-0853.

Telephone: 1-800-468-9716

For information about accounts, stock certificates, transfers or dividend checks, contact Wells Fargo Bank Stock Transfer, Shareowner Relations.

ANNUAL MEETING

The Annual Meeting of HickoryTech Corporation shareholders is at 2:00 P.M. (central time) on the second Monday in April (April 14, 2003) at the Holiday Inn in downtown Mankato, located at the intersection of Riverfront Drive and East Main Street, Mankato, Minnesota.

SHAREHOLDER RELATIONS

General information about HickoryTech or its reports may be directed to Shareholder Services at Corporate Headquarters.

INVESTOR RELATIONS

Information requests from members of the investment community and the news media should be addressed to Public Relations Services at Corporate Headquarters.

HickoryTech

HickoryTech